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January 24, 2008

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Transdel Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 22, 2008
File No. 333-147930

Dear Mr. Riedler:

Reference is made to the letter dated January 23, 2008 (the “Comment Letter”) addressed to Dr. Juliet Singh, Chief Executive Officer of Transdel Pharmaceuticals, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No.2 to the Company’s Registration Statement on Form SB-2 filed by the Company on January 22, 2008 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note that you have submitted a confidential treatment request. Please note that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response:

The Company acknowledges the Staff’s comment one and will not seek acceleration of effectiveness until all confidential treatment issues have been resolved.

Comment No. 2

We note footnote 36 to the Selling Stockholders table indicates that Granite Financial Group, LLC “may be” deemed an underwriter. Please revise this footnote to state that Granite Financial Group, LLC is an underwriter. Additionally, revise the Plan of Distribution section on page 35 such that it identifies Granite Financial Group, LLC as a broker-dealer and an underwriter.

Response:

The Company has revised footnote 36 to the Selling Stockholder table and the Plan of Distribution section on page 35 accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4974.

Sincerely,

/s/ Rick A. Werner
Rick A. Werner